Microvision, Inc.

19910 North Creek Parkway

Bothell, WA 98011

August 9, 2005

VIA FACSIMILE (202-942-9585)

Tim Buchmiller

Division of Corporation Finance

United States Securities and Exchange Commission

100 S Street, N.E.

Washington, D.C. 20549

Re:	Microvision, Inc. — Request for Acceleration of Effectiveness of Registration

Statement on Form S-3 (File No. 333-123902)

Dear Mr. Buchmiller:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Microvision, Inc. (the “Company”), hereby requests that the Company’s Registration Statement on Form S-3 (File No. 333-123902) (the “Registration Statement”) be declared effective at 3:00 PM Eastern Daylight Time on August 9, 2005 or as soon as possible thereafter.

The Company acknowledges that it is the view of the Securities and Exchange Commission (the “Commission”) that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby acknowledges its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.

Please call Sidd Pattanayak of Ropes & Gray LLP at (617) 951-7166 when the Registration Statement is declared effective or if you have any questions. Thank you for your assistance.

Very truly yours,

MICROVISION, INC.

By:	/s/ Thomas M. Walker
Name:	Thomas M. Walker
Title:	Vice President, General Counsel